KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2004

(unaudited – see Notice to Reader)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51 – 102, the Company discloses that its auditors have not reviewed the accompanying unaudited interim financial statements for the nine months ended May 31, 2004.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
410 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax: (204) 949-1411

NOTICE TO READER

We have compiled the Consolidated Balance Sheet of KELSO TECHNOLOGIES INC. as at May 31, 2004 and the Consolidated Statements of Operations and Deficit and Cash Flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

"Steingarten Schechter & Co."
Chartered Accountants

June 17, 2004
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

(unaudited - see Notice to Reader)

	May 31, 2004	August 31, 2003
ASSETS		
Current:		
Cash	$ 106,959	$ 128,627
Goods and Services Tax receivable	-	1,083
	$ 106,959	$ 129,710
Equipment, at cost less accumulated amortization of $22,625 (August 31, 2003 - $20,731)	9,242	8,137
	$ 116,201	$ 137,847
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 4,463	$ 45,294
Funds advanced for share subscription	60,445	117,465
	$ 64,908	$ 162,759
SHAREHOLDERS' EQUITY (DEFICIT)		
Share Capital:		
Authorized:		
100,000,000 common shares, without par value		
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I		
Issued and fully paid:		
41,019,974 common shares	$ 6,557,406	$ 6,014,168
62,650 Class "A" convertible preference shares, Series I	62,650	62,650
	$ 6,620,056	$ 6,076,818
Deficit (page 3)	(6,568,763)	(6,101,730)
	$ 51,293	$ (24,912)
	$ 116,201	$ 137,847

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(unaudited – see Notice to Reader)

	Three Months Ended May 31, 2004	Three Months Ended May 31, 2003	Nine Months Ended May 31, 2004	Nine Months Ended May 31, 2003
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 23,265	$ 29,374	$ 93,310	$ 71,853
Advertising	592	466	944	1,345
Amortization	856	621	1,893	1,863
Automobile	2,162	1,950	6,093	6,112
Bank charges and interest	243	205	936	989
Consulting	12,548	17,500	46,047	71,906
Investor relations	11,909	21,250	30,619	35,925
License and fees	8,122	2,980	21,615	8,773
Management fees	33,000	28,850	99,000	73,950
Office	2,351	7,604	16,970	12,109
Rent	2,528	2,528	7,583	7,583
Telephone	1,601	1,741	4,571	5,493
Travel and promotion	5,535	8,025	15,510	17,507
	$ 104,712	$ 123,094	$ 345,091	$ 315,408
Loss before undernoted	$ (104,712)	$ (123,094)	$ (345,091)	$ (315,408)
Interest income	122	211	608	664
Research and development costs	(35,461)	(12,434)	(122,550)	(150,274)
Net loss for the period	$ (140,051)	$ (135,317)	$ (467,033)	$ (465,018)
Deficit, beginning of period	(6,428,712)	(5,821,898)	(6,101,730)	(5,492,197)
Deficit, end of period	$ (6,568,763)	$ (5,957,215)	$(6,568,763)	$(5,957,215)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited – see Notice to Reader)

	Three Months Ended May 31, 2004	Three Months Ended May 31, 2003	Nine Months Ended May 31, 2004	Nine Months Ended May 31, 2003
Cash flows from (used in) operating activities				
Net loss for the period	$ (140,051)	$ (135,317)	$ (467,033)	$ (465,018)
Add: items not affecting cash				
- amortization	856	621	1,893	1,863
	$ (139,195)	$ (134,696)	$ (465,140)	$ (463,155)
Changes in other non-cash items				
Goods and Services Tax	903	(856)	1,356	(614)
Accounts payable and accrued liabilities	(11,741)	(33,201)	(41,104)	50,830
	$ (150,033)	$ (168,753)	$ (504,888)	$ (412,939)
Cash flows used in investing activities				
Acquisition of equipment	$ (2,998)	$ -	$ (2,998)	$ (2,798)
Cash flows from (used in) financing activities				
Funds advanced for share subscription	$ 60,445	$ -	$ (57,020)	$ -
Issuance of common shares	52,100	263,102	543,238	478,664
	$ 112,545	$ 263,102	$ 486,218	$ 478,664
Increase (decrease) in cash during the period	$ (40,486)	$ 94,349	$ (21,668)	$ 62,927
Cash, beginning of period	147,445	61,070	128,627	92,492
Cash, end of period	$ 106,959	$ 155,419	$ 106,959	$ 155,419

KELSO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2004

(unaudited – see Notice to Reader)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. During the current period, the company completed its Association of American Railroads two year Service Trial of the JS75 SRV Pressure Relief Valve. The company is in the final step towards commercialization.

The JS75 SRV Pressure Relief Valve is a concept patent product whose application is in the transportation and storage of hazardous and non-hazardous materials.

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2003. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles because certain information included in the audited consolidated financial statements for the year ended August 31, 2003 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 common shares, without par value

continued . . .

3. SHARE CAPITAL, continued

Issued and fully paid:

a) Common shares:

	May 31, 2004 Number of Shares	May 31, 2004 Amount	August 31, 2003 Number of Shares	August 31, 2003 Amount
Balance, beginning of period	35,853,925	$ 6,014,168	28,579,423	$ 5,347,296
Issued during period:				
- for cash	2,206,029	228,580	4,155,558	328,897
- for exercise of share purchase warrants	2,046,020	211,602	2,370,824	238,082
- for exercise of stock options	914,000	103,056	457,955	48,925
- for conversion of preference shares	-	-	290,165	67,850
	41,019,974	$ 6,557,406	35,853,925	$ 6,031,050
Less: share issuance costs	-	-	-	(16,882)
Balance, end of period	41,019,974	$ 6,557,406	35,853,925	$ 6,014,168

b) Escrowed Shares:

675,000 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

continued . . .

3. SHARE CAPITAL, continued

c) Class "A" Convertible, Voting, Preference Shares, Series I:

	May 31,2004 Number of Shares	Amount	August 31, 2003 Number of Shares	Amount
Balance, beginning and end of period	62,650	$ 62,650	62,650	$ 62,650

16,300 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until September 21, 2000. The rate will increase by $0.05 on each annual anniversary date until September 21, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

12,600 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until November 22, 2000. The rate will increase by $0.05 on each annual anniversary date until November 22, 2004. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

8,750 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until January 5, 2002. The rate will increase by $0.05 on each annual anniversary date until January 5, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

25,000 of the preference shares are convertible into units consisting of one common share and one share purchase warrant at the rate of one unit for every $0.15 of paid-up capital until March 12, 2002. The rate will increase by $0.05 on each annual anniversary date until March 12, 2006. Each share purchase warrant will have a term of two years from the date of conversion and entitle the holder thereof to purchase one additional common share. The share purchase warrants are exercisable in the first year at a price equal to the conversion price and at a 15% premium to the conversion price in the second year.

continued . . .

3. SHARE CAPITAL, continued

d) Stock Option Plan:

Under the company's stock option plan, the company may grant options to purchase common shares up to the maximum number permitted by the TSX Venture Exchange to directors, officers and employees. Options are granted at the market price, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of the grant.

The following stock options are outstanding at May 31, 2004:

Number of Shares	Exercise Price	Expiry Date
810,925	$0.10	March 3, 2005
56,647	$0.10	April 18, 2005
282,645	$0.10	October 6, 2005
98,257	$0.10	November 22, 2006
594,875	$0.10	September 4, 2007
206,071	$0.10	November 4, 2007
238,500	$0.10	March 28, 2008
1,366,877	$0.10	December 29, 2008

e) Share Purchase Warrants:

The following share purchase warrants are outstanding at May 31, 2004:

Number of Shares	Exercise Price	Expiry Date
143,750	$0.23	January 5, 2005
74,832	$0.35	January 5, 2005
19,000	$0.29	January 10, 2005
10,333	$0.35	January 10, 2005
38,750	$0.23	April 3, 2005
75,000	$0.16	April 23, 2004
3,500	$0.30	June 10, 2004
1,018,880	$0.10	October 28, 2004
3,500	$0.35	November 23, 2004
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005
1,249,651	$0.11	September 4, 2005
75,000	$0.11	September 28, 2005
797,728	$0.14	December 23, 2005

continued . . .

4. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the nine months ended May 31, 2004:

Investor relations	$	22,500
Legal	$	58,235
Management fees	$	99,000
Rent	$	7,583
Research and development costs	$	99,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $1,493 due to related parties.

5. SUBSEQUENT EVENTS

a) Subsequent to May 31, 2004, the company completed a Private Placement for gross proceeds of $60,445 and issued 402,968 common shares. The placees were also granted non-transferable share purchase warrants to purchase up to an additional 402,968 common shares for a period of two years at a price of $0.20 per share.

b) Subsequent to May 31, 2004, the company issued 12,070 common shares for the exercise of share purchase warrants.

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Nine Months Ended May 31, 2004

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves to their leased Union Tank cars as of March 15, 2002. These cars are traveling throughout North America.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR certified railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the committee's review and approval. On February 23, 2004, Kelso announced that the AAR have given approval for the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars carrying hazardous commodities. Kelso now has the ability to sell its value on all 75 pound general purpose tank cars traveling throughout North America carrying both hazardous and non-hazardous commodities. The approval also ended the two years AAR Service Trial.

On October 7, 2003, Kelso announced that it had signed an agreement with the investment banking firm of Goldsmith-Agio-Helms (GAH) to assist Kelso in securing additional growth capital. GAH represents hundreds of middle-market businesses owned by prominent entrepreneurs, private equity groups, Fortune 500 companies, and other public and private companies, in a broad range of industries. The firm operates internationally from its offices in Minneapolis, New York, Chicago, Los Angeles, Naples (Florida) and London, England.

GAH provides financial advisory services to middle-market businesses, typically ranging in size from US $25 Million to US $500 Million. In raising capital through private placements for its clients, the firm's principals have negotiated and closed transactions ranging from US $5 Million to US $1 Billion. (Source: www.agio.com) Since Kelso would not normally qualify for such a highly respected investment firm, Kelso is grateful GAH understood the type of future Kelso might have in the coming years and chose to assist Kelso in its financial goals.

Since the middle of November, Agio has been in contact with several potential candidates to assist Kelso in its quest to commercialize the JS75 SRV Pressure Relief Valve. The process included Agio sending out solicitation letters and followed the letters up with phone calls. From those showing an interest, Agio forwarded on to them a professionally printed Executive Summary Book describing Kelso's history, its product and provided market information along with potential sales opportunities. Agio is now in the process of arranging face-to-face meetings with those companies interested in discussing a possible strategic alliance between Kelso and the interested parties.

On April 7, 2004 Kelso announced that along with GAH it held discussion meetings with two significant interested parties in North America

On April 26, 2004 Kelso announced it was doing a Private Placement for $49,422.00 at $0.15 per share for 329,480 shares. The investors will be granted non-transferable warrants to purchase up to an additional 329,480 common shares for a period of two years at a price of $0.20 per share.

On May 27, 2004, Kelso announced that one of the two parties mentioned in its release of April 7, 2004, is now engaged in significant, in depth discussions with Kelso. I am pleased to report that these discussions are progressing in a positive way that Kelso is in hopes will lead to an Agreement between the parties.

Finally, Kelso is pursing major financing so that it will be able to begin sales of its JS75 SRV pressure relief valve by either the end of this year or the first quarter of 2005.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the nine months ended May 31, 2004, the company had no revenues and incurred $345,091 in general and administrative expenses. The major expenditures during the period were as follows:

Accounting and legal	$	93,310
Management fees	$	99,000
Consulting	$	46,047
Investor relations	$	30,619
Research and development costs	$	122,550

Audit and accounting fees for the period totaled $2,500. Legal fees of $58,235 were paid to the law firm of Godhino Sinclair Shields (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $21,962 in legal fees related to patent work on the JS75 SRV

Related Party Transactions:

The following summarizes the company's related party transactions for the period:

Investor relations	$	22,500
Management fees	$	99,000
Rent	$	7,583
Legal	$	58,235
Research and development costs	$	99,500

These transactions are in the normal course of operations.

Subsequent Events

On June 4, 2004, Kelso announced that further to its news release dated April 26, 2004, it has closed its private placement for gross proceeds of $60,445.20 and issued 402,968 common shares. The Placees will also be granted non-transferable warrants to purchase up to an additional 402,968 shares for a period of two years at a price of $0.20 per share. The applicable Canadian hold periods expire at midnight on October 4, 2004.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you ...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***Stephen L. Grossman, CEO and President for Kelso Technologies Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Kelso Technologies Inc.***, (the issuer) for the interim period ending ***May 31, 2004;***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 23, 2004

Stephen L, Grossman
CEO and President, Kelso Technologies Inc.